Exhibit (a)(5)(C)

IMMEDIATE ATTENTION REQUIRED

June 16, 2009

Re: Tender Offer for Shares of Wind River Systems, Inc.

Dear Plan Participant:

Our records reflect that, as a participant in the Wind River Systems, Inc. 401(k) Plan (the “Plan”), all or a portion of your individual account is invested in the Wind River Systems, Inc. Stock Fund (the “Stock Fund”). Intel Corporation has initiated an offer to purchase (the “Offer”) all outstanding shares of common stock (the “Shares”) of Wind River Systems, Inc. for $11.50 net per Share in cash.

Enclosed are tender offer materials and a Trustee Direction Form that require your immediate attention. As described below, you have the right to instruct Fidelity Management Trust Company (“Fidelity”), as trustee of the Plan, whether or not to tender Shares attributable to your investment in the Stock Fund under the Plan. To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, you should carefully read the entire Offer to Purchase dated June 11, 2009 (the “Offer to Purchase”) enclosed with this letter.

You will need to complete the enclosed Trustee Direction Form and return it to Fidelity’s tabulator in the return envelope provided so that it is RECEIVED by 4:00 p.m., New York City time, on Date July 6, 2009, unless the Offer is extended. If the Offer is extended and if administratively feasible, the deadline for receipt of your direction will be 4:00 p.m., New York City time, on the third business day prior to the expiration of the Offer, as extended. Please complete and return the enclosed Trustee Direction Form even if you decide not to participate in the Offer described herein. NO FACSIMILE TRANSMITTALS OF THE TRUSTEE DIRECTION FORM WILL BE ACCEPTED. As described in greater detail elsewhere in this letter, you may also utilize the telephone or Internet to provide your directions.

The remainder of this letter summarizes the transaction, your rights under the Plan and the procedures for directing Fidelity regarding the Offer. You should also review the more detailed explanation of the Offer provided in the Offer to Purchase.

BACKGROUND

Intel Corporation (the “Purchaser”) has made a tender offer to purchase all outstanding shares of common stock of Wind River Systems, Inc. (“Wind River”), for $11.50 net per Share. The enclosed Offer to Purchase sets forth the purpose, terms and conditions of the Offer and is being provided to all of Wind River’s shareholders. A copy of the Solicitation/Recommendation Statement on Schedule 14D-9 is included in this mailing, and is also available on www.sec.gov.

The Offer also applies to the Shares held by the Plan. As of June 8, 2009, the Plan held approximately 926,109 Shares. Only Fidelity, as trustee of the Plan, can tender these Shares in the Offer. Nonetheless, as a participant under the Plan, you have the right to direct Fidelity whether or not to tender some or all of the Shares attributable to your individual account in the Plan. Unless otherwise required by applicable law, Fidelity will tender Shares attributable to participant accounts in accordance with participant instructions, and Fidelity will not tender Shares attributable to participant accounts for which it does not receive timely or complete instructions. If you do not complete the enclosed Trustee Direction Form and return it to Fidelity (or do not provide directions via telephone or Internet) on a timely basis, you will be deemed to have elected not to participate in the Offer and, unless otherwise required by law, no Shares attributable to your Plan account will be tendered in the Offer. Unless otherwise required by applicable law, Fidelity will tender Shares within the Plan that have not been allocated to individual accounts in the same proportion as Fidelity tenders Shares for which they receive participant directions.

Fidelity makes no recommendation regarding the Offer. EACH PARTICIPANT MUST DECIDE WHETHER OR NOT TO TENDER SHARES.

CONFIDENTIALITY

To assure the confidentiality of your decision, Fidelity and its affiliates or agents will tabulate participant directions. Neither Fidelity nor its affiliates or agents will make the results of your individual direction available to Wind River or the Purchaser.

PROCEDURE FOR DIRECTING TRUSTEE

Enclosed is a Trustee Direction Form which may be completed and returned to Fidelity. Please note that the Trustee Direction Form indicates the number of Shares attributable to your individual account as of June 8, 2009. However, for purposes of the final tabulation, Fidelity will apply your instructions to the number of Shares attributable to your account as of Date July 6, 2009, or as of a later date if the Offer is extended.

If you do not properly complete and return the Trustee Direction Form (or do not respond via telephone or the Internet) by the deadline specified, subject to any extensions of the Offer, Shares attributable to your account will be considered uninstructed and will not be tendered in the Offer, unless otherwise required by applicable law.

To properly complete your Trustee Direction Form, you must do the following:

(1) On the face of the Trustee Direction Form, check Box 1, 2 or 3. CHECK ONLY ONE BOX:

•	CHECK BOX 1 if you want ALL of the Shares attributable to your individual account tendered (or offered) for sale in accordance with the terms of the Offer.

•

CHECK BOX 2 if you want to tender a portion of the Shares attributable to your individual account. Specify the percentage (in whole numbers) of Shares attributable to your individual account that you want to tender for sale in accordance with the terms of this Offer. If this amount is less than 100%, you will be deemed to have instructed Fidelity NOT to tender the balance of the Shares attributable to your individual account under the Plan.

•

CHECK BOX 3 if you do not want any of the Shares attributable to your individual account tendered for sale in accordance with the terms of the Offer and simply want the Plan to continue holding such Shares.

(2) Date and sign the Trustee Direction Form in the space provided.

(3) Return the Trustee Direction Form in the enclosed return envelope so that it is RECEIVED by Fidelity’s tabulation agent at the address on the return envelope (P.O. Box 9142, Hingham, MA 02043) not later than 4:00 p.m., New York City time, on July 6, 2009, unless the Offer is extended. If the Offer is extended, the deadline for receipt of your Trustee Direction Form will be 4:00 pm, New York City time, on the third business day prior to the expiration of the Offer, as extended, if administratively feasible. If you wish to return the form by overnight mail, please send it to Fidelity’s tabulation agent: Tabulator, 60 Research Rd, Hingham, MA 02043.

You may also use the telephone or Internet to provide directions to Fidelity. If you wish to use the telephone to provide your directions to Fidelity, you may call 1-800-597-7657 and follow the directions provided during the call. The phone number will be available 24 hours a day through 4:00 p.m., New York City time, on Date July 6, 2009 subject to any extensions of the Offer. You will be asked to provide the 14-digit control number found on your Trustee Direction Form before you provide your directions to Fidelity.

If you wish to use the Internet to provide your directions to Fidelity, please go to website www.401kproxy.com, enter the 14-digit control number from your Trustee Direction Form into the boxes to the right of the instruction entitled “Please Enter Control Number from Your Proxy Card” and click on the button entitled “Vote Proxy Card.” You will then be able to provide your direction to Fidelity on the following screen; please make your election and click on the button entitled “Submit”. The website will be available 24 hours a day through 4:00 p.m., New York City time, on Date July 6, 2009, subject to extensions of the Offer.

Your direction will be deemed irrevocable unless withdrawn by 4:00 p.m., New York City time, on July 6, 2009, unless the Offer is extended. If the Offer is extended the deadline for receipt of your notice of withdrawal will be 4:00 p.m., New York City time, on the third business day prior to the expiration of the Offer, as extended, if feasible. In order to make an effective withdrawal, you must submit a new Trustee Direction Form, which may be obtained by calling Fidelity at 1-800-835-5097, or submit new directions via the telephone or Internet as described above. Upon receipt of a new, completed, signed and dated Trustee Direction Form, or new directions via phone or Internet, your previous direction will be deemed cancelled. Please note that the last timely, properly completed Trustee Direction Form Fidelity received from a participant will be followed.

As described in the Offer to Purchase, the Purchaser has the right to extend the Offer for certain periods. In the event of an announced extension, you may call Fidelity to obtain information on any new Plan participant direction deadline.

After the deadline for providing directions to Fidelity, Fidelity and its affiliates or agents will complete the tabulation of all directions and Fidelity, as trustee, will tender the appropriate number of Shares on behalf of the Plan. Subject to the satisfaction of the conditions described in the Offer to Purchase, the Purchaser will buy all outstanding Shares that are properly tendered through the Offer. Any Shares attributable to your account that are not purchased in the Offer will remain allocated to your individual account under the Plan.

INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT RECEIVE ANY PORTION OF THE OFFER PROCEEDS DIRECTLY. ALL PROCEEDS WILL BE CREDITED TO PARTICIPANTS’ ACCOUNTS AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN.

EFFECT OF TENDER OFFER ON YOUR ACCOUNT

If you elect to participate in the Offer, as of 4:00 p.m., New York City time, on July 6, 2009, all transactions, including exchanges out, withdrawals, loans and distributions from the Stock Fund will be unavailable for a period of time. These restrictions on transactions involving the Stock Fund attributable to your account will continue until Fidelity has received the cash proceeds from the sale of the tendered shares and all processing related to the Offer is completed, unless the Offer is terminated or extended. If you directed Fidelity NOT to tender any of the Shares attributable to your account or you did not provide directions to Fidelity in a timely manner, the restrictions described above do not apply and you will continue to have access to all transactions normally available to the Stock Fund.

As described in the Offer to Purchase, if the Purchaser acquires sufficient Shares through the Offer, the remaining, untendered Shares may be delisted from the NASDAQ Global Select Market; in such event, the Stock Fund will be frozen from all transactions until the merger has been completed, the Plan receives the merger consideration and participant-level processing for these proceeds has been completed. Subsequently, the Stock Fund will be eliminated as an investment option under the Plans.

Please note that balances in the Stock Fund will be used to calculate amounts eligible for loans and withdrawals throughout any freeze on the Stock Fund. In the event that the Offer is extended, the freeze on these transactions involving the Stock Fund will, if feasible, be temporarily lifted until three days prior to the new completion date of the Offer, as extended, at which time new freeze(s) on these transactions involving the Stock Fund will commence. You may call Fidelity at 1-800-835-5097 to obtain updated information on expiration dates, deadlines and Stock Fund freezes.

Fidelity will invest cash proceeds received as a result of the Offer in the Fidelity Retirement Money Market Portfolio as soon as administratively possible after receipt of such proceeds. You may call the Fidelity Service Center for Wind River Systems, Inc., or access your account via Fidelity NetBenefits® at https://netbenefits.fidelity.com, after the reinvestment is complete to learn the effect of the tender on your account and to further reinvest these proceeds if you so desire.

SHARES OUTSIDE THE PLAN

If you hold Shares directly, you will receive, under separate cover, tender offer materials which can be used to tender such Shares. Those tender offer materials may not be used to direct Fidelity to tender or not tender the Shares attributable to your individual account under the Plan. The direction to tender or not tender Shares attributable to your individual account under the Plan may only be made in accordance with the procedures in this letter on the Trustee Direction Form. Similarly, the enclosed Trustee Direction Form may not be used to tender non-Plan Shares.

FURTHER INFORMATION

If you require additional information concerning the procedure to tender Shares attributable to your individual account under the Plan, please contact Fidelity at 1-800-835-5097. If you require additional information concerning the terms and conditions of the Offer, please call Georgeson, the information agent for the Offer, toll free at 1-800-445-1790.

Sincerely,

Fidelity Management Trust Company

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